Exhibit A

Ceragon First Quarter 2017 Financial Results Scheduled for Release on May 11, 2017

April 6, 2017

CERAGON NETWORKS® FIRST QUARTER 2017 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON MAY 11, 2017

Little Falls, New Jersey, April 6, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today is providing details of the conference call for its first quarter 2017 financial results. The Company will issue a press release announcing its results during pre-market hours on Thursday, May 11, 2017.

A conference call will follow beginning at 9:00 a.m. EDT. Investors are invited to join the company’s teleconference by calling (USA) (800) 230-1096 or international +1 (612) 288-0337 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: https://www.ceragon.com/about-ceragon/investor-relations/events-webcasts/ selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 (International) +1 320-365-3844, Access Code 421730. A replay of both the call and the webcast will be available through June 11, 2017.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

Ceragon First Quarter 2017 Financial Results Scheduled for Release on May 11, 2017

April 6, 2017

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may" "plans" "anticipates" "believes" "estimates" "targets" "expects" "intends" "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including in relation to local business practices that  may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations, currency export control issues and recent economic concerns; the risk that the business coming from our bigger customers will go down significantly or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be implemented from time to time; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.